SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of August 2026

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)
3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXPLANANTORY NOTE

Ceragon Networks Ltd. (the “Registrant”) is furnishing on this Form 6-K its unaudited interim consolidated financial statements for the six months ended June 30, 2026, and the related Operating and Financial Review and Prospects for such period. The Registrant is also furnishing the consent of its independent registered accounting firms to the incorporation by reference into Registrant’s Registration Statement on Form F-3 (No. 333-295619) of its opinion on the Registrant’s consolidated financial statements included in Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025.

Exhibits

Exhibit Number	Description

99.1	Unaudited financial statements of Ceragon Networks, Ltd. for the six months ended June 30, 2026.

99.2	Operating and Financial Review and Prospects for the six months ended June 30, 2026.

101	Interactive Data File relating to the materials in this report on Form 6-K is formatted in Extensible Business Reporting Language (XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CERAGON NETWORKS LTD.

Date: August 13, 2026	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer